CARRIAGE HOUSE EVENT CENTER, INC.

6521 Ocaso Drive

Castle Pines, Colorado 89108

May 6, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Danial Morris, Attorney Erin Jaskot, Attorney Patrick Kuhn, Accountant Bill Thompson, Accountant

Re:	Carriage House Event Center, Inc. Registration Statement on Form S-1 Filed on January 28, 2020 File No. 333-236117

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Carriage House Event Center, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 1:00 p.m. Eastern time, Friday, May 8, 2020, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

Carriage House Event Center, Inc.

By:	/s/ A. Terry Ray
A. Terry Ray
Chief Executive Officer and President